SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  December, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

4Q07 and 2007 Guidance (USGAAP)

São Paulo, December 21, 2007 - Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) reports the main projections which will guide future quarterly and annual results in USGAAP. It should be emphasized, however, that the forecasts contained herein may differ from reality due to macroeconomic conditions, market risks and other factors. This material is not intended to be the sole basis for assessing VCP’s performance, nor is intended to contain all the information necessary for such an assessment. It does, however, reinforce the Company’s strong commitment to transparency and relationship with the investment community. This report has assumed an average exchange rate of R$1.76/US$ for 4Q07, 8% down over 3Q07 (R$1.92/US$) and 18% down compared to 4Q06 (R$2.15/US$). The assumed exchange rate for the end of the period is R$1.73/US$, 6% down over 3Q07 (R$1.84/US$) and 18% down over 4Q06 (US$2.14/US$). VCP will report its 4Q07 results on January 17, 2008, before market opening.

Pulp Business
International market VCP’s pulp sales
Demand remained strong during the 4th quarter 2007 maintaining the previous quarter’s positive trend and enabling the consolidation of the two price increases for the eucalyptus pulp (BEKP): (i) one in October of US$30/ton in Europe and US$20/ton in North America and Asia; and (ii) another one in December of an additional US$30/ton for all regions. After these increases, the list price for eucalyptus pulp reached US$780/ton in Europe, US$805/ton in North America and US$720/ton in Asia. These increases were totally implemented throughout the quarter.

Market conditions remained favorable for pulp producers with lower inventory levels (28 days in Nov/07(1)) and low impact of the capacity additions due to the early stages of the learning curve. Added to these effects, several interruptions in production occurred in all regions during the year, mostly driven by wood supply, which contributed to the maintenance of the reduced global supply, reinforcing the positive international price trend.

Accordingly, the price gap between softwood and eucalyptus pulp price remained at about US$100/ton reinforcing the substitution process from softwood to hardwood, from both the client and producers with swing mills end.

Facing this scenario, average price for 2007 should exceed that of 2006, since the accumulated average price for the full year is already at approximately US$710/ton (Europe), up 10% compared to 2006 (US$645/ton).

We believe that the current market conditions may endure in 2008 and for our budget we expect average prices to be similar to 2007. It is important to highlight that any estimate is linked to economic growth and global demand, continuity of inefficient capacity shutdowns, currencies appreciation over the US$ and price differentiation between softwood and hardwood.

4Q07 total sales volume should reach approximately 295,000 tons, up 9% over 3Q07 and up 13% over 4Q06. 4Q07 net average price in dollars for VCP’s pulp should increase 5% over 3Q07 and 11% over 4Q06.

2007 pulp sales volume should total 1,090,000 tons, up 16% over 2006. For 2008 we expect to reach 1,200,000 tons of pulp, 10% higher than 2007, reflecting the higher volume originated from Conpacel and the supply of market pulp to the joint-venture in Jacareí.
We reiterate that these volumes do not consider our interest in Aracruz.

(1)	Source: PPPC (Pulp and Paper Products Council)
(2)	CONPACEL (Consórcio Paulista de Celulose e Papel) is the new denomination for former Ripasa’s unit of Americana.
(3)	See Notice to the Market Nov 1, 2007- ttp://www.vcp.com.br/English/Investors/Notices+and+Material+Facts/Notice+to+the+Market/default.htm

Paper Business
Domestic and International markets VCP’s paper sales
Overall, 4Q07 domestic paper market posted an improvement in the seasonal demand as compared to 3Q07. The competition remained strong, enhanced by the currency appreciation, for the coated papers originating from imports and for the uncoated papers via higher volume offered in the domestic market.

VCP’s paper business continued to reflect the adjustments of the effect of the conclusion of the joint-venture with Ahlstrom, with the reduction of coated and uncoated papers volume (approximately 9,000 tons per month); however, with higher exposure to the value added papers.

Facing this scenario, VCP’s 4Q07 paper sales volume should be approximately 104,000 tons, out of which 44% is uncoated, 25% coated and 31% special/others. This volume is 13% lower compared to 3Q07 driven mostly by the exclusion of the volume originated from the joint-venture with Ahlstrom, which began to be accounted at VCP by the equity method. The average price in reais for the paper business should post an increase of about 1% (approximately 10% in US$) over 3Q07, resulting from a better product mix.

2007 paper sales volume should reach approximately 500,000 tons, of which 20% went to the export market, higher than our previous estimate of 480,000 tons, due to better than expected demand for the period and reduction in inventory levels.

For 2008 we expect paper sales volume of approximately 380,000 tons already considering the divestments that occurred in the paper business in 2007.

Results
Pulp cash cost Operating expenses
4Q07 pulp cash cost should decrease approximately 14% in R$/ton compared to 3Q07 a period during which we had the annual maintenance shutdowns at both Jacareí and Conpacel facilities and a further temporary shutdown at Conpacel to permit the implementation of the capacity expansion. However it should post a 6% decrease in US$ due to the appreciation of the Real as most of the production costs are denominated in local currency.

SG&A expenses should represent approximately 17% of net revenues, above the 16% posted in 3Q07, mainly due to higher administrative expenses resulting from the annual wage increase of 6% in R$ (beginning Oct/07) and indemnities and also by the negative effect of the average currency rate over exports (8%).

Consolidated EBITDA w/ 50% of Conpacel(2)

In order to better demonstrate the full impact of Conpacel’s operating results, not only its resale portion, VCP has been reporting its pro forma EBITDA with the consolidation of 50% of Conpacel’s EBITDA.

The consolidated EBITDA margin should be affected primarily by the negative impact of the exchange rate appreciation on the production costs, which are mostly denominated in local currency, reaching approximately 28%, 300bps down compared to 3Q07. Coupled with the exchange rate the margin should also be adversely affected by the following factors: i) higher fixed costs related to annual wage increase, as aforementioned; ii) increase in the paper cost driven by the greater share of papers from third parties and increase in the share of purchased pulp; and (iii) residual non recurring costs resulting from the Jacareí and Conpacel (P630) maintenance shutdown in 3Q07. Compared to 2Q07, when we had no maintenance shutdown, the price decline in papers compounds the above adverse effects. It is important to note that any estimate may considerably vary in accordance with currency and market prices fluctuations.

Guidance 2 / 3

Financial Result
The impact of the currency appreciation over the financial exposure to US$ should result in net financial income in 4Q07. This result will be reinforced by the additional income of about US$115 million derived from the financial investment of the amounts to be incorporated in the construction of the Horizonte Project.

Cubatão and Limeira sale effect in 4Q07(3)
The conclusion of the sale of Cubatão and Limeira resulted in a negative effect originating from the one-time amortization of approximately US$20 million of the proportional amount of Ripasa’s goodwill allocated to these units. This is a non recurrent effect and is reported in the non-operating result.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to the growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

Guidance 3 / 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: December 11, 2007	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer